Filed by Omniture, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Visual Sciences, Inc.
Commission File No.: 000-31613
The following is a transcript of a presentation by Omniture, Inc. Chief Executive Officer Josh James at the JPMorgan Internet & Media CEO Conference Call Series held on December 7, 2007 at approximately 11:00am Eastern time.

FINAL TRANSCRIPT
OMTR — OMNITURE INC at JPMorgan Internet & Media CEO Conference
Call Series
Event Date/Time: Dec. 07. 2007 / 11:00AM ET
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Dec. 07. 2007 / 11:00AM, OMTR — OMNITURE INC at JPMorgan Internet & Media CEO Conference Call Series
CORPORATE PARTICIPANTS
Josh James
Omniture — CEO and Co-Founder
CONFERENCE CALL PARTICIPANTS
Imran Khan
JPMorgan — Analyst
Steve Quinn
JPMorgan — Analyst
PRESENTATION
Operator
Welcome, and thank you for standing by. All participants will be on listen only until the question-and-answer session of today’s conference. I would also to remind participants that the conference is being recorded. If you have any objections, you may disconnect at this time. I would now like to turn the call over to our first speaker, Mr. Imran Khan. Sir, you may begin.
Imran Khan — JPMorgan — Analyst
Thank you, and good morning everybody for joining our CEO Conference Call Series. This morning I am delighted to have Josh James, CEO and Co-Founder of Omniture, in our call.
Josh has been the CEO and Co-Founder of the Company since 1996. Prior to starting Omniture, Josh co-founded and co-managed various entities that were predecessors to this Company. Mr. James spent time on the Brigham Young University eBusiness Advisory Board, is a Silver Founder of the BYU Center for Entrepreneurship, and served as the Chairman of former Utah State Governor Leavitt’s campaign office, Utah Silicon Valley Alliance Entrepreneur Committee — sorry. Josh also attended Birmingham Young University. With that, Josh, welcome and thanks for joining our call.
Josh James — Omniture — CEO and Co-Founder
Thanks, Imran. I have been looking forward to being on the [.com] for awhile. So glad to be here.
Imran Khan — JPMorgan — Analyst
So, Josh, I think to start the call for people who might not be familiar with Omniture’s story and products, do you want to give us a quick overview of the Company?
Josh James — Omniture — CEO and Co-Founder
Sure. For Omniture we provide an online business optimization platform, and it allows our customers to measure and optimize and automate their online multi-channel business initiatives. We host and deliver our solutions to customers via the on-demand model. And our product consists of SiteCatalyst, which is our flagship product, and DataWarehouse, a product called Discover, Genesis, SearchCenter and TouchClarity.
And as you mentioned, we founded the Company in ‘96 and began offering on-demand online business optimization solutions in about 1997. And then it really has been focused on the enterprise market since 2001. So we have been growing pretty rapidly

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Dec. 07. 2007 / 11:00AM, OMTR — OMNITURE INC at JPMorgan Internet & Media CEO Conference Call Series
since then. We did $3.7 million in ‘02. Did about $80 million last year. And we just finished our last quarter — I think the third quarter this year with revenues of about $37.5 million, and a customer base of approximately 2,700.
So the five things you should know about our business as an investor are, number one, it is a multibillion dollar market opportunity that scales at the Internet. Number two, our platform solution has multiple growth drivers via this on-demand delivery. Number three, we help our customers increase their sales and profits, not decrease their costs. So we’re out there really helping them with something that is always appealing to anyone in any market.
And then number four, because of the model we have it is a very scalable business, very predictable, recurring revenues. And I think the most important question when you think about recurring revenues is retention. And we have got north of 95% nominal retention, and north of 110% revenue retention.
And then number five, we are the largest and the fastest-growing company in this space. And the team that has gotten us to this point is the team that is still here, locked and loaded and ready for the next phases of the organization.
Imran Khan — JPMorgan — Analyst
With that, let’s talk a little bit about the most recent strategic event. You recently announced the acquisition of Visual Sciences. This week you got the DOJ (inaudible) clearance. First, do you want to briefly talk about what you feel your strategic goals are thinking about the acquisition and how Visual Sciences fits into that?
Josh James — Omniture — CEO and Co-Founder
Sure. We have kind of always talked about the fact that we’ve got three prongs to our M&A strategy. So we have got our international market expansion, and we’ve done an acquisition on that front. Instadia is a company we bought in the Scandinavian region of Europe. We also have — we are also looking for new technologies that we can add to our platform. And that is the second area. And then the third area is domestic consolidation.
One thing we have always said about domestic consolidation is anything we look at there is going to be — is going to have to be completely justified from a — purely from a financial perspective. And then if it meets the financial criteria that we have, and it is accretive, etc., then we can look at other strategic reasons that would cause us then to do this, since it cleared the financial hurdles that we have internally.
So we have been — we are really excited that Visual Sciences — when they announced they were for sale, and a lot of people were looking at them. And looking at other people in our space, and we looked at everything that we could look at, and the Visual Sciences deal made absolutely the most sense. And it was a situation where it was a nonemotional deal. It just is purely financially driven. And we felt like the numbers made a lot of sense.
And the great thing on this deal it is going to provide a significantly larger base of customers. We had over 4,000 customers that we will be able to cross-sell and upsell into now. And we’ve got a much broader product offering to go after their customer base of about 1,500 customers.
We’ve got a 12 to 18 month kind of acceleration in our investment timeline. That is one thing that made this thing make strategic sense. After it passed the financial hurdles, we’ve got to have a strategic region reason to do it. You just don’t do it because it makes financial — it just makes financial sense. There has got to be some other reasons. The fact that this — we can really accelerate the things that we wanted to do, accelerate the investments that we want to make with its internationally — or in our engineering team, or domestically in our sales team. It just — it accelerated everything by 12 to 18 months, which is extremely interesting from a competitive standpoint. And then number three, as I already mentioned, from a financial perspective it is accretive immediately.

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Dec. 07. 2007 / 11:00AM, OMTR — OMNITURE INC at JPMorgan Internet & Media CEO Conference Call Series
Imran Khan — JPMorgan — Analyst
Great. You have had about a few months — about a month actually now since the deal was announced. From talking to your customers and Visual Sciences customers what kind of responses have you gotten? Do you expect to see a significant amount of churn? Are any Visual Sciences customers choosing to switch to the Omniture product ahead of the deal?
Josh James — Omniture — CEO and Co-Founder
Fortunately, we have been a little surprised on the positive side. We thought that people would be a little more apprehensive. We thought that the employees would be a little bit more apprehensive, just because [with an] unknown, not knowing what we were getting into exactly. Which was some of the things that were driving the financial metrics around what we thought made sense didn’t make sense. We had to allocate for a brunch of risks associated with customers and employees being much more conservative in their view of Omniture than they have been.
We have been really excited to see that customers are excited that they feel like, okay, we’ve got a company that is very clear what their long-term strategic vision is. It is very clear how they fit into the marketplace. It is clear that they are a leader and that gives us confidence that we continue to invest in these solutions that Visual Sciences is offering. We are extremely excited that Omniture is bringing together the solutions that they have with the Visual Sciences products, so that they can grow and expand as their companies evolve these additional products and services that we offer, that really completely sets us apart from anything else that is out there.
And to see that the customers respond that way, to see Visual Sciences sales performing as we were hoping, and see some big deals that they have been able to procure on the Visual Sciences side, in particular, and the retention that they have been able to have, it has been really positive.
We certainly expect to retain a lot of that business. And we think that we’ve got a lot of — we have acquired three companies like this before domestically. And that gives us a lot of confidence because we have already made mistakes in those other ones that we have been able to rectify in the latter ones of those. The first one we certainly made some mistakes that we were able to fix in the second one and able to fix in the third one. And now that we’re doing this one we can take all that we’ve learned and feel really confident.
I think one of the things, if I may add kind of an additional aside here, that we get a question quite often — talk to us about execution, execution risk associated with this deal. And the thing that I would say on that front is we are actually more concerned about the integration of our Offermatica transaction than we are of the Visual Sciences transaction. The Offermatica, that deal, that is a different business. TouchClarity, that is a different business. It is not a business that everyone in here has in their DNA that we know inside and out.
We certainly know it from a peripheral standpoint. We know it from a partnering standpoint. We have customers that use our products to measure and optimize their business using those types of products before we acquired those companies, but it is not something that we have been doing forever. Whereas, Visual Sciences, we are extremely familiar with that way of doing business because we do business the exact same way. We are in the exact same business. We sell some very similar products.
And we feel like there’s some things that we know how to do better frankly, which I don’t think comes as a surprise to anyone given our performance. And then we can also learn from things that they’re doing better. It is a business that the thing that you have to focus on internally is making sure that we have enough resources internally devoted to the integration.
It is not rocket science. We don’t have to create a new way of doing business. We don’t have to create a new way of trying to figure out how to integrate these customers and go out and cross-sell and upsell to these customers. We know how to do that.

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Dec. 07. 2007 / 11:00AM, OMTR — OMNITURE INC at JPMorgan Internet & Media CEO Conference Call Series
So it is just a matter of making sure we have enough focus internally. And we have been building at a fairly integration organization for that exact reason. So we feel pretty confident in our ability to execute on that front.
Imran Khan — JPMorgan — Analyst
Josh, at the beginning you talked about the addressable market being big. Could you give us some color how did you define your addressable market? And you have 4,000 customers, how many customers you can potentially acquire, what is your target customer list?
Josh James — Omniture — CEO and Co-Founder
The way that we think about the addressable market is we look at the top 200,000 sites based on their Alexa ranking. If we look at — the top 10,000 sites has always been what we consider to be the enterprise space. And then the top 200,000 sites is the addressable market. From number 10,000 to 200,000 that is our midmarket opportunity. And if you look across the top 200,000 sites and kind of map out every single one of our customers, the 2,700 that we had before the Visual Sciences transaction, and you kind of map them out by rank, and the actual dollar amount that they pay us annually, assuming just 50% market penetration within the top 200,000 sites, we are able to identify a $3 billion to $4 billion market opportunity for analytics alone.
So the point of this calculation is to show it is a multibillion dollar market opportunity, because when you start layering in things like Offermatica and TouchClarity via an optimizations suite, and you start to layer in things like SearchCenter, and then later in some of the more advanced analytics like Discover and the Visual Sciences product, which we’re going to combine those two over time, it is really easy to see how this is really is a gigantic opportunity.
Imran Khan — JPMorgan — Analyst
Talk about your customer base. I think together with Visual Sciences you have 4,000 customers. Can you talk a little bit about the breakdown between enterprise and SMB customers into that 4,000 customers? And also could you please give us some color about the average selling price between those customer base?
Josh James — Omniture — CEO and Co-Founder
Sure. To think about — the way to think about the enterprise and the SMB is, so we’ve got — on the enterprise side we probably have about 8 or 9% penetration. This is all prior to the Visual Sciences deal. And 8 or 9% penetration through those top 10,000 sites. So the ASPs there are 120ish per year. And so these are all annual deals. That is generally the way that we talk about revenue from customers. We get multi-year deals all the time, but the way that we always think about our business is what is the annual incremental contribution to our revenue base with each additional customer.
So that is just with analytics, because we have really only been selling additional products for the last year, and have been adding these things over the last year. So don’t have enough data yet to give you an average — an NASP over what it is going to look like over time.
With the midmarket customers, the average ASP is more like $20,000 per year. And when you want to think about what can these numbers look like over time, when you layer in things like Discover, Discover is about a 50% increase, generally speaking, that we see on average across our customer base. Things like SearchCenter are 25 to 50% increase. Offermatica and TouchClarity are anywhere between 100 and 200% increase when combined. Each of them is about 100% increase to the base price that we are seeing. And TouchClarity by itself can be 1X to 2X. So there is a pretty substantial opportunity there to go back into those customer bases.

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Dec. 07. 2007 / 11:00AM, OMTR — OMNITURE INC at JPMorgan Internet & Media CEO Conference Call Series
And this is just the beginning. There are so many additional things that our customers are asking us for. They are coming to us and saying, will you guys please do this? And the nice thing is that we have Genesis that allows us to help our customers leverage the data that we have, because everything that we’re doing, we are trying to make sure that we’re leveraging that data that we are managing for our customers via SiteCatalyst.
Imran Khan — JPMorgan — Analyst
Talk a little bit about your customer retention program. You have a very high customer retention program. Can you please give us some sense what is driving this such a higher customer retention program, and do you expect it to sustain?
Josh James — Omniture — CEO and Co-Founder
Sure. The focus at Omniture since day one has been about our customers, for a couple of different reasons. We started off as a Company out here in Utah, and we were 25, 26 years old when we were really getting things rolling. And in order to win deals, in order to retain deals by necessity we had to completely focus on customers. And we have always had great a product. And so once we have been able to get the customers involved with our products, they had been really pleased, as long as we’re providing the right kind of support.
And we have constantly said that. We are the only company that has always been focused on big enterprise deals with not only an enterprise focus from the sale standpoint and from a marketing standpoint, but a big enterprise focus from a service standpoint in the way that we deal with these customers and help these customers with their business.
And the nice thing is that once you have these customers in your customer base every time you get a smart customer, it makes the whole customer base smarter. Because the on-demand model, one thing I have said a lot is, I love this business. I love this model so much more than any model I have ever managed before, because it makes sure that your interest are aligned with your customers’.
The one thing that we say to customer sometimes is, someone that is already customer is much more valuable to me next year than a new customer is going to be me to me next year. Because I am going to have $1 of revenue this year from the customer, and next year I am going to have $1.10 to $1.25 to $1.50 plus. And they are already installed, they already know us, they already have bought off on Omniture. And so that is really the way that we think about our business is our customers are more important than our prospects. I think that is the right way to think about them.
You still do everything you can to win, and we’re still a sales oriented Company, but once you get them in, you really have to prove to them all the things that you promised. And that is something that we’re very, very careful about. And we have built out our services team. It is a best-in-class services team. We have some competitors out there that sometimes say, we’ve got all these consultants and you get all this free consulting associated. Well, that is because number one your product doesn’t work. And if your product doesn’t work, then of course you have to promise all kinds of consulting to make up for the deficiencies in your product. But then you are not really promising consulting, you are just filling it with bodies, warm bodies, that can go in and do the things to the product that you can’t allow your customers to do.
We have allowed our customers to use the product anyway that they want. We allow — the flexibility in our product allows our customers to get the data out in any form that they want. And so they really use our team as high-level consultants. And we have taken that team — because we’re the largest company in this space — we have been able to take that and to verticalize that team.
When you want to talk to an expert in retail, we have a whole group of folks that that is all they do is live and breathe retail. When you want to talk to someone in finance, that is all they do is live and breathe finance. And the list goes on and on from the vertical standpoint.

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Dec. 07. 2007 / 11:00AM, OMTR — OMNITURE INC at JPMorgan Internet & Media CEO Conference Call Series
So those types of things, in addition to the training that we do, there is just a long laundry list of things that we do to make sure that we retain these customers and keep them happy. And it is not about the product and it is not just about the service, it is about every facet of the organization that we interact with these customers. That is why we have seen dozens and dozens of customers move over from our competitors over time. And we think that is not — that is not where our growth comes from, but it is a pretty good indication of we are the best product and the best services for these enterprise organizations.
Imran Khan — JPMorgan — Analyst
If you look at some of the large Internet companies and software companies like Google and Microsoft, they have a free analytic product. Discuss if you have any impact from those products in your SMB marketplace. Also, once the Visual Sciences deal is completed, how do you see the competitive landscape change?
Josh James — Omniture — CEO and Co-Founder
I think there’s a couple of things. From the free product standpoint, I think SMB is a little bit maybe misleading of the way to talk about the market, because I think sometimes you think about SMB a lot of companies think about the long end of the tail, if you will, that Google likes to talk about.
For us it is really about our midmarket space. These are big companies that are doing for the most part $100 million plus in revenue. And they are not going to — any company that is doing $100 million in revenue for the most part is not going to go out and want to use a free product, unless they are brand-new to the space. So Google has been really good at seeding the marketplace. Yahoo and Microsoft have these free product also. And they are out there and they are seeding the marketplace, and that has been great for the space.
We rarely hear about customers that are moving over from our products to free products. When I say rarely, I mean one, two or three, and I don’t even know the names of them. It just doesn’t happen that often.
And the thing that we do see though is sometimes we will get a customer the doesn’t have anything in analytics. Because we have talked about the greenfield opportunity here. If we only have 8 or 9% penetration in an enterprise, and overall in the top 200,000 sites you’re looking at 4 or 5% penetration, and we’ve got the most from a paid perspective, it is tells you how broad the opportunity is and how new and nascent this opportunity is.
So there is a lot of companies out there that haven’t done anything, and they go in and they throw Google up. And they like, okay, well that is interesting. Now here’s all the requirements that we have. And for the most part though most of the large organizations that are really serious about their Web businesses say, we can’t be giving Google our data, number one. That doesn’t make any sense for us to give Google information that they can then turnaround and use to increase the prices of the keywords that we’re making a lot of money off of. Because once you do that, Google knows that information.
Number two, especially as this space evolves, our customers aren’t interested in just in how their Google spend is doing. They are interested in how their Google spend is doing relative to their Yahoo spend, relative to their MSN spend, relative to their spend on Gannett and the other newspaper organizations out there, relative to their streaming media commercials that they’re running. And in order to understand that, you need to be able to get data coming in from all of these different places where you can publish your ads. There’s one thing that is never going to happen. Yahoo is never going to send a data feed to Google. We all know that.
Even if you were getting this information, and your Google analytics product told you that Google analytics suggest that you should spend more money with Google. Even if it says that and even if it is purportedly transparent, you’re just not going to believe that information as a marketer. Then when you combine that with the fact that they can leverage that data to increase the prices of that advertising to you, it is just something that most serious businesses aren’t never going to do. And that is what

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Dec. 07. 2007 / 11:00AM, OMTR — OMNITURE INC at JPMorgan Internet & Media CEO Conference Call Series
we consistently hear from our customers time and time again, and it has been consistent since that product came out a few years ago.
Imran Khan — JPMorgan — Analyst
Got it. It seems to us that the three key drivers of your story, adding more customers, increase average selling price, and improving margins. So we talked about adding more customers and customer opportunity, opportunity to increase average selling price. Could you give us some color how should we think about improving margins for the Company?
Josh James — Omniture — CEO and Co-Founder
Sure. I think we’re constantly finding efficiencies in our business. From a cost control perspective over the last several quarters we have had — you have seen a lot of improvement in gross margin. And I think we’ll continue to tweak that. We’ve got Moore’s Law in our favor also. We go out and we price something, and then over time the price of delivering the services on a steady-state continues to decline. So that is good. At the same time we are in there adding features and functionality, so that offsets that somewhat.
But real opportunity in improving margins is just the speed at which we’re growing our business. We invest ahead of the revenue. Because the way the model works, when we go out and we sign up a customer, let’s say we sign up a $120,000 a year customer, $10,000 a month. The day that we sign up that customer we are out there spending $20,000 or $30,000 in hardware. So we’ve got cash flow that goes out. We’ve got depreciation that starts on machines. We’ve got implementation costs associated with getting that customer up and running.
And then two to three months later the customer is able to finally turn — is able to finally turn everything on because they are able to get through the implementation process on their side and on our side. And we’ve got — from that point in time then we start recognizing that $10,000 a month.
So even though we had this $120,000 deal in hand, even though we know it is going to be very profitable over the course of the first year, most of our expenses start in advance. So it is an interesting — it is really interesting, the faster you grow, the more margin progression that you have there. So it is this inverse relationship of what looks like success in the financials versus what is really taking place on the sales front.
Frankly, I would love to see that margin expansion continue at the pace that it has been expanding, because that means we are continuing to have outsize success in the market relative to the competition. And we hope that that continues. As that slows down, as that growth slows down, we are certainly going to see more and more leverage.
We’ve got a couple of points in margin just sitting there in the backlog of customers that haven’t been installed because we’re signing up new customers so fast. Then the other thing is just as the size of the business increases, we get more leverage, and that is certainly something to the second half of your question. That is certainly something that is going to — we’re going to continue to see take place, especially with the Visual Sciences transaction where there is more and more leverage opportunities that we have as the revenue base continues to increase.
It makes the percentage that we’re investing when we go to open up a new country, for instance overseas, it is a smaller percentage of our revenue. And so there is just a lot of leverage that we get out of the management team, out of G&A, out of the market even that we’re doing. And certainly because it is an on-demand business, every time we add $1 of revenue we’re getting more leverage out of our R&D department. It is — you really see leverage across the board as it scales in size.

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Dec. 07. 2007 / 11:00AM, OMTR — OMNITURE INC at JPMorgan Internet & Media CEO Conference Call Series
Imran Khan — JPMorgan — Analyst
Let me dig in deeper into that question. I think you talked in the past about improving your non-GAAP operating margins by about 1% per quarter, starting with 4Q. Are you still sticking with that? And also what do you think is your long-term profitability?
Josh James — Omniture — CEO and Co-Founder
Sure. Over time we see ourselves from an operating margin perspective getting to north of 25% from a non-GAAP perspective. And as our revenue slows down then that number can even improve off of the 25%. The way that we’re going to get there it is kind of what you alluded to. We see ourselves exiting 2008, in Q4, 10% operating margins. And we are excited about that.
We told everyone we were going to get to 6% operating margins in Q4 of 2007 over a year ago, and achieved that goal a year early. I’m sorry, a quarter early. Because of that, we think that we have been able to demonstrate that leverage is really not difficult.
Frankly it is more difficult to make sure that you don’t drop too much to the bottom line, because we have consistently heard from investors also that as long as the market opportunity is as right and as good as we have been describing, they want to see us continue invest that incremental dollars that could drop to the bottom line. They want to see us invest that into the future. They want to see us invest that in ‘09 and ‘10, and continue the topline growth as quickly as possible within the constraints of adding approximately 1% per quarter. The way that we’re talking about that now is making sure that we get to 10% operating margins by the end of 2008.
Unidentified Participant
SearchCenter penetration was up roughly one-fifth of your customer base in less than two years. How do you see the growth curves for TouchClarity and Offermatica comparing to that?
Josh James — Omniture — CEO and Co-Founder
I think one of the things that we’re going to do, and one thing that is important to understand with TouchClarity and Offermatica, we knew at the beginning before we made the TouchClarity acquisition that we needed to go out and make an acquisition in both of those spaces, because they are both kind of subsets of the overall optimizations space. So when you think about — and really optimization — I should say optimization of your site. Once people have clicked through the advertising, once they are to your site, they are both kind of subsets of that. Those two spaces being testing, so multivariant testing and A/B testing. And that is what Offermatica provides. And then with TouchClarity you really have the behavioral targeting and the beginnings of personalization.
You’ll see a combination of those products over time into really one optimization suite. Customers think about those — when you go and have conversations with your customers, they are thinking about optimizing their site. They don’t necessarily know how to do that. They know that they want to do that. They know that they want to invest in it. They’ve got the resources internally, not just from a cash perspective, but from a time and management perspective. And they frankly don’t care whether it comes through MVT or behavioral targeting, they just want the improvements.
Some of them are ready for both. Some of them are interested in only one. But what we have seen is all of them are interested in Offermatica initially. And we think that — and some of them are interested in both. And so by combining them we’re really going to have an opportunity to sell, I think, a lot of product there. We are extremely excited about the opportunity there, and certainly have really high expectations for that combined offering out in our customer base.

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Dec. 07. 2007 / 11:00AM, OMTR — OMNITURE INC at JPMorgan Internet & Media CEO Conference Call Series
I don’t know how quickly it is going to go, Imran, to give you an exact answer. We’ve got to get those things combined and be selling those for a few quarters. We’re hoping that — or we have an expectation that Offermatica is going to close in this quarter still. And then over the course of a quarter or two after that we can start giving some insight into how quickly that is going. But we are already seeing signs of pretty rapid expansion, not unlike that we’ve seen before for SearchCenter. We just need to get a few quarters into it before we can really describe what we think is going to happen.
Imran Khan — JPMorgan — Analyst
Fair enough. In the past when you and I talked, you talked about then how some of your acquisitions were driven by customers’ needs, customers’ wants. They told you that they are looking for some kind of services and then you found the company. Can you give us some color like what kind of like product that customers are asking to you the most frequently these days?
Josh James — Omniture — CEO and Co-Founder
I think the best way to think about that is because of Genesis, we have this unique conversation with our customers where they are helping us understand. They are coming to us and saying, here are the other things that we’re trying to do online. Omniture, you guys turned the lights on for us. You helped us understand what the data — how the data is flowing through our organization. You helped us understand how our business is performing. We’re able to measure and then affect, and then measure again. And now that we’ve done that we want to go and optimize. We want to optimize our ad spend. We want to optimize our conversion, once people get to our site. And then we want to optimize our interaction with these customers over the lifetime of their relationship with our company.
In both of those areas, the pre-click and the post-click, there are several opportunities that we see. And then the third area is just the analytics. Because there are these two areas, the pre-click, the post-click, and then analytics kind of watches the whole thing. That is what enables the relationship.
In all three of those areas there is interesting products that our customers are asking us to interact with. And the nice thing is we have this unique bird’s eye view of seeing what is happening in the marketplace before really anyone else recognizes it. And it is not because we’re smart, it is because our customers are smart. We have the unique opportunity to be able to combine the data points that we are seeing from who we know in our customer base are the early adopters, and who we know are the trendsetters, and the folks that are making the smartest decisions. And when we see a good chunk of those early adopters making the same decision and starting to center in a certain company, in some cases even before that company recognizes how successful they are going to be, we have a pretty interesting opportunity to understand how things are going to transition in the market and then able to take advantage of that. So that is going to be the way that we’re going to continue to evolve just by paying as much attention as possible to these customers.
Imran Khan — JPMorgan — Analyst
You talked a little bit about the international market. Can you give us some color, like when you look at outside U.S., what kind of opportunities and what kind of growth you are seeing in the European market, and maybe touch a little bit about what you’re seeing in the Asian market?
Josh James — Omniture — CEO and Co-Founder
The opportunity internationally for us has been something that we have been very interested for a long time actually. It has been something we have been focused on for a long time. We have been over in Asia and Europe for over four years. And our business there, it went from — third quarter last year 17% of our revenues was international. Third quarter this year it was up to 27%. That is the overall business, growing it at — I don’t know the exact number from Q3 to Q3, but I know it is north of 70%

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Dec. 07. 2007 / 11:00AM, OMTR — OMNITURE INC at JPMorgan Internet & Media CEO Conference Call Series
certainly. And so all the while our overall business is growing that fast, our international business was growing almost twice as fast.
It is definitely a big opportunity, definitely a place where we continue to place outsize investments relative to our current business. Just because we think there is an unique opportunity there from a competitive standpoint. We think there is — it is also something — the way we watched our business grow in the U.S., it is important to be in these places. It is important to leverage the fact — be in these places early, because once you are there early, then you build these relationships. Because it takes a few years for these markets to develop. And then once you have a good handle on the top customers in a particular country or in a particular region, then it really helps the whole business move along relative to anybody else that is out there competing with you. We’re going to continue to invest that way, and continue to have really high expectations for international business and our international growth.
Imran Khan — JPMorgan — Analyst
In terms of the competitive landscape, is it different — do you see different competitors in the international market or are the competition pretty much the same, both the U.S. international market?
Josh James — Omniture — CEO and Co-Founder
No, there is a combination of both. It really depends on the region, Imran. There will be some regions where we won’t have —where we won’t see the folks that we compete with traditionally in the U.S. The nice thing about this is, because it is an on-demand business, and because our on-demand competitors are much smaller than us, and their businesses are faltering. And as management teams they have been making some poor decisions. It has been really enabling us and giving us an opportunity that we wouldn’t have had otherwise.
A lot of it is some of these guys are good competitors, but they have just kind of been — they have painted themselves into a corner, or they have had the wrong capital structure, or they have systems that are really — that are not very flexible and don’t scale really well. It has made it really difficult for them to scale.
But because of that, it makes it also difficult for them to place the right amount of resources internationally. Because if they do that then they are going to really be hurting here more than they are at home. So it puts us at an advantage. The scale is something that is definitely important.
And that is one of the reasons that we did the Visual Sciences deal. As I mentioned, it allows us to fast forward our investment opportunity by 12 to 18 months. That is something that is important when you think about how this business evolves over time, because it is not going to be us versus some of the smaller competitors that had been faltering, that we compete with and have competed with. It is going to be about us versus new competitors. And we want to make sure that we’re ready for that. We want to make sure that we’re upholding our obligations to our customers. Because they are making the choice. They are choosing a long-term partner here. They are not just choosing — well, here is the vendor for the next 12 months. They are choosing a long-term partner. We actually help them run their online business. And we take that obligation very seriously. That was just kind of another reason to go through the Visual Sciences acquisition.
Imran Khan — JPMorgan — Analyst
Maybe we should stop for a second here and see if there’s any questions from the audience. Operator, could you please remind the audience how to ask a question?

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Dec. 07. 2007 / 11:00AM, OMTR — OMNITURE INC at JPMorgan Internet & Media CEO Conference Call Series
QUESTIONS AND ANSWERS
Operator
(OPERATOR INSTRUCTIONS). [Steve Quinn]. Thanks for taking my question.
Steve Quinn — JPMorgan — Analyst
Could you maybe talk a little bit about DSOs seem a bit high, and maybe what steps are taking to bring those down? Thanks.
Josh James — Omniture — CEO and Co-Founder
From a DSO perspective, it is something we certainly watch and pay attention to and how we want to focus internally. We continue to step up our efforts there. We don’t feel like it is looking at the details and going through the details. We don’t feel like that it is in any kind of situation where it is a negative. It is just something that people ask questions about. But we actually feel pretty good about our ability to collect from customers.
We have these really big customers that sometimes they tell us when they are going to pay, and they consistently pay that way. But there is not a lot we can do to change that. And given that our business with all of these customers has been growing quarter over quarter or year over year, it is a healthy situation from a customer by customer standpoint. So we’re just working to see if we can continue to improve our processes to try to improve those numbers.
I think you’ll see that improvement over time. But it is not something that we’re worried about, but it is something that we’re paying attention to, and that we think there is some opportunity for improvement. But certainly not a trend or indicative of anything negative that is going on holistically in our business.
Imran Khan — JPMorgan — Analyst
Any other questions, Operator?
Operator
There are no further questions.
Imran Khan — JPMorgan — Analyst
Maybe I will ask the last question. What keeps you up at night? Your business was up 78% on a year-over-year basis in Q3. As you said, international grew faster — quite faster than the U.S. What keeps you up at night?
Josh James — Omniture — CEO and Co-Founder
It is funny you ask this question, because I was thinking about this this morning. I wonder if Imran is going to ask me that question? Because I was sitting there after a night of not a lot asleep, realizing that something that keeps me up pretty much every night, and that is just kind of in my DNA, and that is in the DNA of everyone here. We are a highly competitive company. We feel like we’ve got the tiger by the tail. We feel like we have been dealt an amazing hand and we just have to play it right.
So just making sure that we are alert and we don’t make any stupid moves. As long as that is not the case, then we’re feeling extremely interested — extremely excited about our opportunity. And we have to do our best to make sure that we’re

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Dec. 07. 2007 / 11:00AM, OMTR — OMNITURE INC at JPMorgan Internet & Media CEO Conference Call Series
communicating to all of our constituents about the opportunity. We have to make sure that we’re communicating to our consistent about our ability to execute. We think we have a really strong history of execution. And I think that is something we take a lot of pride in. Every time it gets questioned, it makes us unfortunately all the more motivated to make sure that we continue to execute.
I think we have a long history of proving that everyone that sets against us has been wrong. We want to make sure that stays the same. Because we have definitely been in this situation in our lifecycle. We have been doing this for a long time. We have had times where things weren’t great. We have had times when the competitive situation wasn’t great. We have had times where our products weren’t exactly what we needed them to be. And we have learned a lot of those lessons, and hopefully we have been humbled by all those situations and all those things that have taken place. And now that we are in a great opportunity, we’ve got to make sure that we continue to execute.
And hopefully continue to have the confidence of investors. And as we always have one competitor at one point in time, and it is always a different one, saying things that are irresponsible and using rhetoric that is inappropriate. And we think the best way to respond is just by continuing to perform and by continuing to play the game on the field, and letting that speak. And we’re pretty confident that we know what the score is going to be at the end of the day.
But from what keeps us up at night, it is just really making sure we’re playing the hand the right way. And making sure that we’re looking — trying to look in the right field and see what is coming next. Seeing what maybe we — because I’m sure there are some things that are going to take place that we’re not anticipating, because that is the way it is in high-tech, and that is the way it is in a space that is evolving as quickly as it is.
But the most important thing for us is to focus on our customers and to attract and retain and focus on our people. And that has been what we have been doing since we started this Company. And it has proved to be a really healthy model and formula for success. And so we have been humbled along the way, and we’re going to continue to try to remember what has gotten us here and stay focused on those customers. And we think if we do that we will be in a position to continue to have outsize success for quite some time.
Imran Khan — JPMorgan — Analyst
Great. With that, I would like to thank Josh James for joining our call, [Mike Luke] and Mike Beckstead who organized this call, and everybody who participated in this call. Thank you and have a good day.
Josh James — Omniture — CEO and Co-Founder
Thanks for having us on the (inaudible).
Imran Khan — JPMorgan — Analyst
Thanks.
Operator
Thank you. That concludes today’s call. All lines may disconnect. (OPERATOR INSTRUCTIONS).

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FINAL TRANSCRIPT

Dec. 07. 2007 / 11:00AM, OMTR — OMNITURE INC at JPMorgan Internet & Media CEO Conference Call Series

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Additional Information and Where You Can Find It
     Omniture intends to file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus of Omniture and Visual Sciences and other relevant materials in connection with the proposed transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Omniture and Visual Sciences. Investors and security holders of Omniture and Visual Sciences are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Omniture, Visual Sciences and the proposed transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Omniture or Visual Sciences with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Omniture by contacting Omniture’s Investor Relations at ir@omniture.com or via telephone at (801) 722-7037. Investors and security holders may obtain free copies of the documents filed with the SEC by Visual Sciences at vscn@marketstreetpartners.com or via telephone at (858) 546-0040. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.
     Omniture and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Omniture and Visual Sciences in favor of the proposed transaction. Information about the directors and executive officers of Omniture and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.
     Visual Sciences and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Visual Sciences and Omniture in favor of the proposed transaction. Information about the directors and executive officers of Visual Sciences and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.
Cautionary Statement Regarding Forward-Looking Statements
     This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include, but are not limited to, statements regarding Omniture’s strategic goals with regard to its acquisitions, management’s expectations to retain Visual Sciences customers, Omniture’s business strategy, leadership in the market for Omniture’s services, the strength of its business in 2007 and expectations regarding GAAP and non-GAAP revenue, GAAP and non-GAAP net income and loss, the anticipated benefits and execution risk of its pending acquisitions and Omniture’s ability to consummate them, expectations regarding improving margins, expectations regarding the market, competitive landscape and expansion of Omniture’s customer base, expansion in international markets, improvement of sales cycle times, and the anticipated success and results of Omniture’s integration efforts relating to the acquisitions completed in 2007. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not receive required stockholder approvals or fails to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which Omniture expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of either the Omniture or Visual Sciences stockholders to approve the proposed merger, and other economic, business, competitive, and/or regulatory factors affecting Omniture’s business generally, including those set forth in Omniture’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its Current Reports on Form 8-K and other SEC filings. Omniture is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.